APPLICATION FOR REGISTRATION AS A
NATIONALLY RECOGNIZED
STATISTICAL RATING ORGANIZATION (NRSRO)

☐ INITIAL APPLICATION   ☑ ANNUAL CERTIFICATION

☐ APPLICATION TO ADD CLASS   ☐ UPDATE OF REGISTRATION
    OF CREDIT RATINGS   Items and/or Exhibits Amended:

☐ APPLICATION SUPPLEMENT
    Items and/or Exhibits Supplemented:

                                            ☐ WITHDRAWAL FROM REGISTRATION

Important: Refer to Form NRSRO Instructions for General Instructions, Item-by-Item Instructions, an Explanation of Terms, and the Disclosure Reporting Page (NRSRO). "You" and "your" mean the person filing or furnishing, as applicable, this Form NRSRO. "Applicant" and "NRSRO" mean the person filing or furnishing, as applicable, this Form NRSRO and any credit rating affiliate identified in Item 3.

1.   **A.** Your full name:

     Fitch Ratings, Inc.

   B. (i) Name under which your credit rating business is primarily conducted, if different from Item 1A:

     N/A

   (ii) Any other name under which your credit rating business is conducted and where it is used (other than the name of a credit rating affiliate identified in Item 3):

     N/A

   C. Address of your principal office (do not use a P.O. Box):

33 Whitehall Street	New York	NY	10004
(Number and Street)	(City)	(State/Country)	(Zip/Postal Code)

   D. Mailing address, if different:

(Number and Street)	(City)	(State/Country)	(Zip/Postal Code)

   E. Contact person (See Instructions):

     Heather Merrigan, Head of Compliance - Americas
     (Name and Title)

33 Whitehall Street	New York	NY	10004
(Number and Street)	(City)	(State/Country)	(Zip/Postal Code)

CERTIFICATION:

The undersigned has executed this Form NRSRO on behalf of, and on the authority of, the Applicant/NRSRO. The undersigned, on behalf of the Applicant/NRSRO, represents that the information and statements contained in this Form, including Exhibits and attachments, all of which are part of this Form, are accurate in all significant respects. If

this is an ANNUAL CERTIFICATION, the undersigned, on behalf of the NRSRO, represents that the NRSRO's application on Form NRSRO, as amended, is accurate in all significant respects.

3/27/2020	Fitch Ratings, Inc.
(Date)	(Name of the Applicant/NRSRO)

By: /s/ Ian Linnell   Ian Linnell, President

(Signature)	(Print Name and Title)

2. **A**. Your legal status:

☑ Corporation ☐ Limited Liability Company ☐ Partnership ☐ Other (specify) _____

B. Month and day of your fiscal year end: 12/31

C. Place and date of your formation (i.e., state or country where you were incorporated, where your partnership agreement was filed, or where you otherwise were formed):

State/Country of formation: Delaware   Date of formation: 1997

3. Your credit rating affiliates (See Instructions):

See attached item 3.

(Name)	(Address)
(Name)	(Address)
(Name)	(Address)
(Name)	(Address)
(Name)	(Address)

4. The designated compliance officer of the Applicant/NRSRO (See Instructions):

Heather Merrigan, Head of Compliance - Americas

(Name and Title)

33 Whitehall Street	New York	NY	10004
(Number and Street)	(City)	(State/Country)	(Postal Code)

5. Describe in detail how this Form NRSRO and Exhibits 1 through 9 to this Form NRSRO will be made publicly and freely available on an easily accessible portion of the corporate Internet website of the Applicant/NRSRO (See Instructions):

Fitch Ratings, Inc. will make Form NRSRO and all exhibits and attachments available for free on its public website www.fitchratings.com, via a link on the home page entitled "Regulatory Affairs".

6. **COMPLETE ITEM 6 ONLY IF THIS IS AN INITIAL APPLICATION, APPLICATION SUPPLEMENT, OR APPLICATION TO ADD A CLASS OF CREDIT RATINGS.**

A. Indicate below the classes of credit ratings for which the Applicant/NRSRO is applying to be registered. For each class, indicate the approximate number of obligors, securities, and money market instruments in that class as of the date of this application for which the Applicant/NRSRO has an outstanding credit rating and the approximate date the Applicant/NRSRO began issuing credit ratings as a "credit rating agency" in that class on a continuous basis through the present (See Instructions):

Class of credit ratings	Applying for registration	Approximate number currently outstanding	Approximate date issuance commenced
financial institutions as that term is defined in section 3(a)(46) of the Exchange Act (15 U.S.C. 78c(a)(46)), brokers as that term is defined in section 3(a)(4) of the Exchange Act (15 U.S.C. 78c(a)(4)), and dealers as that term is defined in section 3(a)(5) of the Exchange Act (15 U.S.C. 78c(a)(5))	☐	N/A	N/A
insurance companies as that term is defined in **section 3(a)(19) of the Exchange Act (15 U.S.C. 78c(a)(19))**	☐	N/A	N/A
corporate issuers	☐	N/A	N/A
issuers of asset-backed securities as that term is defined in 17 CFR 229.1101(c)	☐	N/A	N/A
issuers of government securities as that term is defined in section 3(a)(42) of the Exchange Act (15 U.S.C. 78c(a)(42)), municipal securities as that term is defined in section 3(a)(29) of the Exchange Act (15 U.S.C. 78c(a)(29)), and foreign government securities	☐	N/A	N/A

B. Briefly describe how the Applicant/NRSRO makes the credit ratings in the classes indicated in Item 6A readily accessible for free or for a reasonable fee (See Instructions):

_____

_____

_____

C. Check the applicable box and attach certifications from qualified institutional buyers, if required (See Instructions):

☐ The Applicant/NRSRO is attaching _____certifications from qualified institutional buyers to this application. Each is marked "Certification from Qualified Institutional Buyer."

☐ The Applicant/NRSRO is exempt from the requirement to file certifications from qualified institutional buyers pursuant to section 15E(a)(1)(D) of the Exchange Act.

Note: You are not required to make a Certification from a Qualified Institutional Buyer filed with this Form NRSRO publicly available on your corporate Internet website pursuant to Exchange Act Rule 17g-1(i). You may request that the Commission keep these certifications confidential by marking each page "Confidential Treatment" and complying with Commission rules governing confidential treatment. The Commission will keep the certifications confidential upon request to the extent permitted by law.

7. DO NOT COMPLETE ITEM 7 IF THIS IS AN INITIAL APPLICATION.

A. Indicate below the classes of credit ratings for which the NRSRO is currently registered. For each class, indicate the approximate number of obligors, securities, and money market instruments in that class for which the NRSRO had an outstanding credit rating as of the most recent calendar year end and the approximate date the NRSRO began issuing credit ratings as a "credit rating agency" in that class on a continuous basis through the present (See Instructions):

Class of credit rating	Currently registered	Approximate number outstanding as of the most recent calendar year end	Approximate date issuance commenced
financial institutions as that term is defined in section 3(a)(46) of the Exchange Act (15 U.S.C. 78c(a)(46)), brokers as that term is defined in section 3(a)(4) of the Exchange Act (15 U.S.C. 78c(a)(4)), and dealers as that term is defined in section 3(a)(5) of the Exchange Act (15 U.S.C. 78c(a)(5))	☑	35,312	1964
i**nsurance companies as that term is defined in section 3(a)(19) of the Exchange Act (15 U.S.C. 78c(a)(19))**	☑	3,302	1973
corporate issuers	☑	20,193	1927
issuers of asset-backed securities as that term is defined in 17 CFR 229.1101(c)	☑	34,080	1979
issuers of government securities as that term is defined in section 3(a)(42) of the Act (15 U.S.C. 78c(a)(42)), municipal securities as that term is defined in section 3(a)(29) of the Exchange Act (15 U.S.C. 78c(a)(29)), and foreign government securities	☑	185,367	1927

B. Briefly describe how the NRSRO makes the credit ratings in the classes indicated in Item 7A readily accessible for free or for a reasonable fee (See Instructions):

Fitch Ratings, Inc. publishes all ratings and related ratings actions and opinions free of charge on a non-selective basis on its public website, www.fitchratings.com.

8. Answer each question. Provide information that relates to a "Yes" answer on a Disclosure Reporting Page (NRSRO) and submit the Disclosure Reporting Page with this Form NRSRO (See Instructions). You are not required to make any disclosure reporting pages submitted with this Form publicly available on your corporate Internet website pursuant to Exchange Act Rule 17g-1(i). You may request that the Commission keep any disclosure reporting pages confidential by marking each page "Confidential Treatment" and complying with Commission rules governing confidential treatment. The Commission will keep the disclosure reporting pages confidential upon request to the extent permitted by law.

	YES	NO
A. Has the Applicant/NRSRO or any person within the Applicant/NRSRO committed or omitted any act, or been subject to an order or finding, enumerated in subparagraphs (A), (D), (E), (G), or (H) of section 15(b)(4) of the Securities Exchange Act of 1934, been convicted of any offense specified in section 15(b)(4)(B) of the Securities Exchange Act of 1934, or been enjoined from any action, conduct, or practice specified in section 15(b)(4)(C) of the Securities Exchange Act of 1934 in the ten years preceding the date of the initial application of the Applicant/NRSRO for registration as an NRSRO or at any time thereafter?	☐	☑
B. Has the Applicant/NRSRO or any person within the Applicant/NRSRO been convicted of any crime that is punishable by imprisonment for 1 or more years, and that is not described in section 15(b)(4) of the Securities Exchange Act of 1934, or been convicted of a substantially equivalent crime by a foreign court of competent jurisdiction in the ten years preceding the date of the initial application of the Applicant/NRSRO for registration as an NRSRO or at any time thereafter?	☐	☑
C. Is any person within the Applicant/NRSRO subject to any order of the Commission barring or suspending the right of the person to be associated with an NRSRO?	☐	☑

9. Exhibits (See Instructions).

Exhibit 1. Credit ratings performance measurement statistics.

☑ Exhibit 1 is attached and made a part of this Form NRSRO.

Exhibit 2. A description of the procedures and methodologies used in determining credit ratings.

☑ Exhibit 2 is attached and made a part of Form NRSRO.

Exhibit 3. Policies or procedures adopted and implemented to prevent the misuse of material, nonpublic information.

☑ Exhibit 3 is attached and made a part of this Form NRSRO.

Exhibit 4. Organizational structure.

☑ Exhibit 4 is attached to and made a part of this Form NRSRO.

Exhibit 5. The code of ethics or a statement of the reasons why a code of ethics is not in effect.

☑ Exhibit 5 is attached to and made a part of this Form NRSRO.

Exhibit 6. Identification of conflicts of interests relating to the issuance of credit ratings.

☑ Exhibit 6 is attached to and made a part of this Form NRSRO.

Exhibit 7. Policies and procedures to address and manage conflicts of interest.

☑ Exhibit 7 is attached to and made a part of this Form NRSRO.

Exhibit 8. Certain information regarding the credit rating agency's credit analysts and credit analyst supervisors.

☑ Exhibit 8 is attached to and made a part of this Form NRSRO.

Exhibit 9. Certain information regarding the credit rating agency's designated compliance officer.

☑ Exhibit 9 is attached to and made a part of this Form NRSRO.

Exhibit 10. A list of the largest users of credit rating services by the amount of net revenue earned from the user during the fiscal year ending immediately before the date of the initial application.

☐ Exhibit 10 is attached to and made a part of this Form NRSRO.

Note: You are not required to make this Exhibit publicly available on your corporate Internet website pursuant to Exchange Act Rule 17g-1(i). You may request that the Commission keep this Exhibit confidential by marking each page "Confidential Treatment" and complying with Commission rules governing confidential treatment. The Commission will keep the information and documents in the Exhibit confidential upon request to the extent permitted by law.

Exhibit 11. Audited financial statements for each of the three fiscal or calendar years ending immediately before the date of the initial application.

☐ Exhibit 11 is attached to and made a part of this Form NRSRO.

Note: You are not required to make this Exhibit publicly available on your corporate Internet website pursuant to Exchange Act Rule 17g-1(i). You may request that the Commission keep this Exhibit confidential by marking each page "Confidential Treatment" and complying with Commission rules governing confidential treatment. The Commission will keep the information and documents in the Exhibit confidential upon request to the extent permitted by law.

Exhibit 12. Information regarding revenues for the fiscal or calendar year ending immediately before the date of the initial application.

☐ Exhibit 12 is attached to and made a part of this Form NRSRO.

Note: You are not required to make this Exhibit publicly available on your corporate Internet website pursuant to Exchange Act Rule 17g-1(i). You may request that the Commission keep this Exhibit confidential by marking each page "Confidential Treatment" and complying with Commission rules governing confidential treatment. The Commission will keep the information and documents in the Exhibit confidential upon request to the extent permitted by law.

Exhibit 13. The total and median annual compensation of credit analysts.

☐ Exhibit 13 is attached and made a part of this Form NRSRO.

Note: You are not required to make this Exhibit publicly available on your corporate Internet website pursuant to Exchange Act Rule 17g-1(i). You may request that the Commission keep this Exhibit confidential by marking each page "Confidential Treatment" and complying with Commission rules governing confidential treatment. The Commission will keep the information and documents in the Exhibit confidential upon request to the extent permitted by law.

Credit Rating Affiliates[1]

Fitch Australia PTY, Limited[2] Level 15 77 King Street Sydney NSW 2000, Australia	Fitch Ratings Brasil Ltda. Praça XV de Novembro, 20 Sala 401-B Centro CEP 20.010-010 Rio de Janeiro, Brazil
Fitch Ratings (Beijing) Limited 1903, 19/F, PICC Tower 2 Jianguomenwai Avenue Chaoyang District Beijing 100022, China	Fitch France S.A.S. 60 rue de Monceau Paris 75008, France
Fitch Deutschland GmbH Neue Mainzer Strasse 46 – 50, 60311 Frankfurt am Main, Germany	Fitch (Hong Kong) Limited 19/F Man Yee Building 68 Des Voeux Road Central Hong Ko`ng
Fitch Italia S.p.A. Via Morigi, 6 Ingresso Via Privata Maria Teresa, 8 20123 Milano, Italy	Fitch Ratings Japan Limited Kojimachi Crystal City East Wing 3rd Floor 4-8 Kojimachi, Chiyoda-ku 102-0083 Tokyo, Japan
Fitch Mexico S.A. de C.V. Edificio Connexity Prol. Alfonso Reyes No. 2612, Piso 8 Col. Del Paseo Residencial Monterrey, N.L.,Mexico	Fitch Polska SA Krolewska 16, 00-103 Warsaw, Poland
Fitch Ratings Singapore Pte Ltd 6 Temasek Boulevard, #35-05 Suntec Tower 4 Singapore 038986	Fitch Ratings España, S.A.U.[3] Av. Diagonal 601, 2nd Floor Barcelona, 08028, Spain
Fitch Ratings Ltd[4] 30 North Colonnade Canary Wharf London, E14 5GN, United Kingdom	Fitch Ratings CIS Ltd[5] 30 North Colonnade Canary Wharf London, E14 5GN, United Kingdom

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[1] Employees of other credit rating affiliates of Fitch Ratings, Inc. not listed on this Item 3 may participate in the determination of credit ratings issued by or on behalf of Fitch Ratings, Inc.

[2] Fitch Australia PTY, Limited is organized under the laws of Australia, and includes the branch offices of this affiliate in Taiwan, Saudi Arabia and Korea.

[3] Fitch Ratings España, S.A.U. is organized under the laws of Spain, and includes the branch office of this affiliate in Sweden.

[4] Fitch Ratings Ltd is organized under the laws of the United Kingdom, and includes the branch office of this affiliate in Dubai.

[5] Fitch Ratings CIS Ltd is organized under the laws of the United Kingdom, and includes the branch office of this affiliate in Russia.

Items 1.E and 4

These items were updated to replace Trevor Pitman, Chief Compliance Officer, with Heather Merrigan, Head of Compliance- Americas, as the Designated Compliance Officer.

Exhibits 3 and 7

In November 2019, Fitch implemented the Employee Accountability Procedure to prevent the misuse of material non-public information and to address and manage conflicts of interest. The procedure is designed to ensure that employees are held appropriately accountable when Fitch determines that they have breached a Fitch policy or procedure. Fitch is submitting this procedure with its 2020 Annual Certification of Form NRSRO for the first time. Fitch's Rating Solicitation and Participation Disclosure Policy (Bulletin14) was modified to clarify that the prohibition on unsolicited ratings applies only to Mexican national scale ratings. The previous version of the policy stated that such prohibitions applied to Mexican ratings, without specifying that it applies to Mexican national ratings only.

Fitch's Complaint Handling Policy (Bulletin 25) was updated in 2019. Several changes were made including the following material changes: i) the extension of the ability to submit complaints to the Complaint Log to Senior Directors, in addition to Managing Directors, ii) commercial complaints against Fitch were excluded from the policy, iii) the Complaint Log workflow was modified and clarified. Fitch's Rotation Policy (Bulletin 34) was changed to (i) streamline and clarify the applicable regulatory requirements, (ii) add Appendix B, which sets forth the rotation requirements across countries in table format, subject to any principles specified in the Policy; and (iii) include rotation for analysts working on Endorsed Ratings.

Fitch's Confidential Information Policy (Bulletin 41) was amended in August 2019 to incorporate Fitch IT's Acceptable Use Policy by reference.

Exhibit 4

The organization charts were updated as follows:

The Corporate Structure was updated to (i) replace Trevor Pitman with Bruce Legorburu as Chief Compliance Officer (ii) add Heather Merrigan as Designated Compliance Officer and Head of Compliance-Americas (iii) add Ian Rathie as Chief Information Security Officer and (iv) add Olivier Delfour as Head of Global Core Operations for Structured Finance and Public Finance.

The Fitch Ratings, Inc. Organizational Structure was updated to add Fitch Ratings Canada, Inc. as a subsidiary of Fitch Ratings, Inc.

The Fitch Ratings, Ltd. Organizational Structure was updated to (i) add Fitch Ratings Ireland Limited as a subsidiary of Fitch Ratings Limited; (ii) designate Fitch's entities in Spain, Italy, Germany, Poland and France as subsidiaries of Fitch Ratings Ireland Limited (iii) add the following minority-owned entities: Fitch North Africa SA (Tunisia), RAM Holdings (Malaysia), Fitch Holding S.A. (Chile), Fitch Peru (Peru), AESA Ratings S.A. Calificadora de Riesgo (Bolivia), FIX-SCR Argentina Calificadora de Riesgo S.A. (Argentina) and FIX-SCR Uruguay Calificadora de Riesgo S.A. (Uruguay).

Exhibit 9

This exhibit was updated to replace Trevor Pitman, Chief Compliance Officer, with Heather Merrigan, Head of Compliance- Americas, as the Designated Compliance Officer.